# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: GoldenTree Opportunistic Credit Fund, CIK 0002052250
CUSIP: 38139T100
Title of class of securities: Class I Shares of Beneficial Interest
Address of issuer's principal executive offices: 300 Park Avenue, 21st Floor, New York, New York (NY), 10022
Date of event which requires filing of this statement: 04/21/2026
Amends the filing with accession number 0001641172-25-020243
Filed by CIK 0001278951
Persons authorized to receive notices and communications: George Travers, c/o GoldenTree Asset Management LP, 300 Park Avenue, 21st Floor, New York, New York (NY), 10022, (212) 847-3500

## Reporting persons
- GoldenTree Asset Management LP (CIK 0001278951): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 19,827,112.62; sole dispositive power 0; shared dispositive power 19,827,112.62; aggregate amount beneficially owned 19,827,112.62 (73.2% of the class)
- GoldenTree Asset Management LLC (CIK 0001435627): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 19,827,112.62; sole dispositive power 0; shared dispositive power 19,827,112.62; aggregate amount beneficially owned 19,827,112.62 (73.2% of the class)
  Comment: Limited Liability Company
- GoldenVest LLC (CIK 0002074865): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,986,843.31; sole dispositive power 0; shared dispositive power 1,986,843.31; aggregate amount beneficially owned 1,986,843.31 (7.3% of the class)
  Comment: Limited Liability Company
- Steven A. Tananbaum (CIK 0001435626): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 21,813,955.93; sole dispositive power 0; shared dispositive power 21,813,955.93; aggregate amount beneficially owned 21,813,955.93 (80.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class I Shares of Beneficial Interest
Name of issuer: GoldenTree Opportunistic Credit Fund
Address of issuer's principal executive offices: 300 Park Avenue, 21st Floor, New York, New York (NY), 10022
Comment: This Amendment No. 7 to Schedule 13D (the "Amendment No. 7") amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on July 18, 2025 (as amended to date, the "Schedule 13D"), relating to the class I shares of beneficial interest (the "Shares"), of GoldenTree Opportunistic Credit Fund, a Delaware statutory trust registered under the Investment Company Act of 1940, as amended (the "Issuer"). Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On April 21, 2026, a managed account for which the Investment Manager serves as investment manager purchased 3,662,109.38 Shares at a price of $10.24 per Share using its working capital. Additionally, managed accounts for which the Investment Manager serves as investment manager acquired an aggregate of 307,738 Shares pursuant to the Issuer's dividend reinvestment plan and bonus share allocations.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

The securities reported herein include (i) 1,986,843.31 Shares held of record by GoldenVest and (ii) 19,827,112.62 Shares held of record by the Managed Accounts for which the Investment Manager serves as investment manager. The Investment Manager has been delegated the sole power to vote and dispose of the Shares held of record by the Managed Accounts.

The ownership percentage set forth herein is based on 27,097,077.951 Shares outstanding as of the date of this filing.

Steven A. Tananbaum is the managing member of each of GoldenVest and IMGP. IMGP is the general partner of the Investment Manager. Accordingly, (i) Steven A. Tananbaum may be deemed to share beneficial ownership of the securities held of record by GoldenVest and (ii) IMGP and Mr. Tananbaum may be deemed to share beneficial ownership of the securities for which the Investment Manager serves as investment manager.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as set forth above, the Reporting Persons have not effected any transactions in the Shares in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- GoldenTree Asset Management LP: By: GoldenTree Asset Management LLC, its General Partner, /s/ Steven A. Tananbaum, Steven A. Tananbaum, Managing Member (04/23/2026)
- GoldenTree Asset Management LLC: /s/ Steven A. Tananbaum, Steven A. Tananbaum, Managing Member (04/23/2026)
- GoldenVest LLC: /s/ Steven A. Tananbaum, Steven A. Tananbaum, Managing Member (04/23/2026)
- Steven A. Tananbaum: /s/ Steven A. Tananbaum, Steven A. Tananbaum (04/23/2026)